Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Reports Appointment of Elizabeth Sidle as CFO
and Addition of Geoff Smith to Executive Team

Toronto, ON – December 18, 2023. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) is pleased to announce the appointment of Ms. Elizabeth Sidle to the position of Chief Financial Officer, in addition to her current position as Vice President Finance, and the addition of Mr. Geoff Smith to the position of Vice President Corporate Development & Commercial.

David Cates, Denison's President and Chief Executive Officer, commented, “We are proud to promote Liz Sidle to the position of Chief Financial Officer. In her prior positions with Denison, Liz has demonstrated a commitment to excellence and is a highly valued member of the executive team. We thank her for stepping in as Interim CFO, and know she will continue to excel as a leader of our finance team during this exciting time of growth for the Company.

We are also delighted to have Geoff Smith join our executive team. Geoff’s extensive capital markets expertise will provide immediate value to our efforts to execute on Denison’s strategic objectives, including the ongoing advancement of the Wheeler River project and other initiatives.”

Ms. Elizabeth Sidle – Vice President Finance & Chief Financial Officer

Ms. Sidle joined Denison in 2016, advancing to the position of Vice President Finance in 2021. Prior to joining Denison, she held various roles at Ernst & Young LLP, including serving in the firm's National Accounting and Assurance Group. Ms. Sidle is a CPA, CA and holds a Bachelor of Science from Queen's University and a Diploma in Accounting from Wilfred Laurier University. Ms. Sidle has been serving as Denison’s Interim Chief Financial Officer since September 1, 2023, during a temporary medical leave of absence of the Company’s previous Chief Financial Officer and since his departure from Denison in late October 2023.

Mr. Geoff Smith – Vice President Corporate Development & Commercial

Mr. Smith will be focused on supporting Denison’s investor and customer engagement, the evaluation and execution of growth opportunities and financing arrangements, and the development and oversight of the Company’s uranium sales and contracting strategies. Mr. Smith brings to Denison extensive experience in capital markets and the mining and resource sector, having previously served as Managing Director in the Global Mining & Metals group at Scotiabank. Mr. Smith holds an Honours Bachelor of Commerce from Queen’s University and is a CFA charter holder.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, a Feasibility Study was completed for Wheeler River’s Phoenix deposit as an ISR mining operation, and an update to the previously prepared PFS was completed for Wheeler River’s Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly, with licensing in progress and a draft Environmental Impact Statement submitted for regulatory and public review in October 2022.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which owns several uranium deposits and the McClean Lake uranium mill, contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 67.41% interest in the THT and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU (Canada) Exploration Company, Ltd ('JCU'), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Denison's exploration portfolio includes further interests in properties covering approximately 285,000 hectares in the Athabasca Basin region.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith	(416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: the anticipated role and objectives to be achieved with the appointments of Ms. Sidle and Mr. Smith and the creation of the Vice President Corporate Development & Commercial position; and Denison’s percentage interest in its properties and its plans and agreements with its joint venture partners.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information.

For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 27, 2023 under the heading "Risk Factors". These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.